FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Second Quarter 2009 – Same-store gross sales move up by 13.2%

São Paulo, Brazil, July 13, 2009. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR5 (PNA)] announces its sales performance for the second quarter of 2009 (unaudited preliminary results). The information presented herein was calculated based on consolidated figures and in Reais, in accordance with Brazilian Corporate Law.

In the second quarter of 2009, Grupo Pão de Açúcar’s gross sales increased by 15.4% over the same period last year to R$5.6 billion, while net sales climbed 18.1% to R$5.0 billion.

In same–store terms, gross sales grew by 13.2%, giving real growth of 7.6% after deflation by the General IPCA consumer price index (1), while net sales recorded nominal growth of 15.6% . It is worth noting that, even with the positive effect of Easter, which fell in April this year versus March in 2008, same-store sales in May and June continued to record substantial above-inflation growth in line with Company expectations.

Also on a same-store basis, gross food sales grew by 12.8% due to the seasonal effect of Easter, especially in the beverage, groceries and personal care & household cleaning product segments. Non-food sales grew by 14.3%, led by the electronics/household appliance, general merchandise and drugstore categories, which posted higher increases than the non-food average. In addition, electronics/household appliance sales posted double-digit growth, mainly due to household appliances, which benefited from the reduction in IPI (federal VAT).

The Company’s sales performance in the quarter was also the consequence of a series of partnerships with suppliers, executed through a combination of aggressive promotions and an appropriate product mix, underpinned by efficient commercial and supply management.

The Group’s best-performing formats were Pão de Açúcar, Extra, Extra Fácil and Assai, whose sales growth was higher than the Company average. E-commerce (comprising Extra.com.br and Pão de Açúcar Delivery) posted growth of more than 50%. The average ticket also moved up, as did customer traffic, signaling a potential gain in market share, especially by the Extra format.

First-half gross sales totaled R$10.9 billion and net sales stood at R$9.6 billion, respective year-on-year increases of 10.7% and 13.7% . Same-store gross sales grew by 8.9%, giving real growth of 3.2% after deflation by the General IPCA index(1), above the annual guidance of 2.5%, while same-store net sales recorded nominal growth of 11.8% .

Also on a same-store basis, non-food gross sales moved up by a substantial 12.0% year-on-year, thanks to an improved assortment, more appropriate pricing and joint promotional campaigns with suppliers, while food sales grew by 7.9% .

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, rather than the food component of the IPCA Index, for the following reasons: (i) product incompatibility (the food component of the IPCA basket is not representative of the Company’s entire product and brand mix (e.g. it does not include personal care and household cleaning products); (ii) family profiles (product weight in the food index is determined by the POF (Family Budget Survey), which considers families earning between one and 40 minimum wages per month (e.g. rice represents 3.61% of the food IPCA, but only 1.30% of GPA’s food sales); and (iii) the importance of channels and regions (the weight of regions/sales channels in the food component of the IPCA is out of step with GPA’s).

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes and the performance of Brazil’s economy, the industry and the international markets and are, therefore, subject to change.
Investor Relations
Daniela Sabbag
daniela.sabbag@grupopaodeacucar.com.br

Adriana Tye kasaishi Yoshikawa
adrianak@grupopaodeacucar.com.br

Marcel Rodrigues da Silva
marcel.rodrigues@grupopaodeacucar.com.br

Phone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677
E-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 13, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.